November 15, 2006

BY FACSIMILE

Cheryl Grant

Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 3720

Washington, D.C. 20549

Re:	Transforma Acquisition Group Inc.

Registration Statement on Form S-1

File No. 333-137263

Dear Ms. Grant:

Thank you for your call on November 6, 2006, in response to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-137263 (as amended, the “Registration Statement”), filed by our client, Transforma Acquisition Group Inc., a Delaware corporation (the “Registrant”).

In response to the comments that we received from you during our conversation, attached for your review please find an updated copy of the Opinion of Bingham McCutchen LLP (Exhibit 5.1 to the Registration Statement). Also attached is a corrected copy of Section 2(a) to the Form of Underwriting Agreement (Exhibit 1.1 to the Registration Statement).

Our legal opinion has been updated in accordance with your comments. Set forth below please find the responses to the questions you posed on our call.

1. The purpose of the second sentence of the paragraph included on page 2 of our legal opinion, as modified, that discusses the Chosen-Law Provision is to address issues raised by the opinions included in paragraphs 2 and 3 of our legal opinion, which state that each Warrant and the Purchase Option are enforceable in accordance with their terms. The Warrants and the Purchase Option each contain a Chosen-Law Provision. However, New York General Obligations Law Section 5-1401 (“Section 5-1401”), which provides for the enforceability of the Chosen-Law Provisions, is a conflict of laws rule, and, therefore, only binds New York state courts and federal courts sitting in New

Cheryl Grant

Senior Staff Attorney

Securities and Exchange Commission

November 15, 2006

York that are applying New York choice of law principles. Section 5-1401 does not, and cannot, bind a court of another state to apply New York law as provided in the Chosen-Law Provisions. This sentence, together with the opinion contained in new paragraph 6, reflects this application of choice of law principles.

In addition, Section 5-1401 does not make Chosen-Law Provisions enforceable to the extent that choice of law is governed by the mandatory choice of law rules set forth in New York Uniform Commercial Code Section 1-105. Of those mandatory choice of law rules, only New York Uniform Commercial Code Section 8-110 is applicable, as reflected in new paragraph 6.

2. The purpose of the paragraph included on page 2 of our legal opinion, as modified, that discusses jurisdiction and venue is to address the application of New York General Obligations Law Section 5-1402 (“Section 5-1402”). Section 5-1402 provides that, in situations like the Registrant’s, consents to jurisdiction and venue (and similar provisions, such as waivers of rights to object to jurisdiction) on the part of parties who would not otherwise be subject to the jurisdiction of New York courts will be given effect by a New York state court.

We would be grateful if you would provide any additional comments to the attached documents at your earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Ranan Well
Ranan Well

cc:	Larry J. Lenhart

Jon Lambert

Floyd I. Wittlin

Brent T. Salmons

Samir A. Gandhi

Exhibit 5.1

November 15, 2006

Transforma Acquisition Group Inc.

350 Park Avenue, 10th Floor

New York, NY 10022

Re:	Initial Public Offering of Units

Dear Sir or Madam:

We have acted as counsel to Transforma Acquisition Group Inc., a Delaware corporation (the “Company”), in connection with the Company’s Registration Statement on Form S-1, as amended (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

The Registration Statement covers the registration of (i) 21,562,500 units (the “Units”) issuable to the public, each Unit consisting of (a) one share of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), and (b) one warrant to purchase one share of Common Stock at an exercise price of $6.00 per share (the “Public Warrants”), (ii) an option (the “Purchase Option”) to purchase 562,500 units (the “Purchase Option Units”) issued to one of the Company’s underwriters, CRT Capital Group LLC, each Purchase Option Unit consisting of (a) one share of Common Stock and (b) one warrant to purchase one share of Common Stock at an exercise price of $6.00 per share (the “Purchase Option Warrants,” and together with the Public Warrants, the “Warrants”), (iii) the Purchase Option Units issuable upon exercise of the Purchase Option, (iv) all shares of Common Stock and all Warrants issued as part of the Units and the Purchase Option Units, and (v) all shares of Common Stock issuable upon exercise of the Warrants included in the Units and Purchase Option Units.

In connection with this opinion, we have examined originals or copies of the following documents (the “Transaction Documents”):

(a) the Registration Statement;

(b) the Purchase Option;

(c) the Warrant Agreement between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”);

(d) the Warrants; and

(e) such other documents as we have deemed necessary or appropriate to enable us to render the opinion expressed below.

This opinion is based entirely on our review of the documents listed in the preceding paragraph, and we have made no other documentary review or investigation of any kind

Transforma Acquisition Group Inc.

November 15, 2006

whatsoever for purposes of this opinion. In our examination, we have assumed (i) the genuineness of all signatures, the conformity to the originals of all documents reviewed by us as copies, the authenticity and completeness of all original documents reviewed by us in original or copy form, and the legal competence of each individual executing any document; and (ii) that the Warrant Agreement is a legal and binding obligation of the Warrant Agent. As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind) we have relied entirely upon the certificates of officers of the Company and have assumed, without independent inquiry, the accuracy of those certificates.

Subject to the limitations set forth below, we have made such examination of law as we have deemed necessary for the purpose of this opinion. This opinion is limited solely to the federal laws of the United States, the Delaware General Corporation Law, including all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, and, as to the Warrants and the Purchase Option constituting valid and binding agreements of the Company, solely to the laws of the State of New York. Our opinion is based on these laws as in effect on the effective date of the Registration Statement.

We note that certain of the Transaction Documents contain provisions stating that they are to be governed by the laws of the State of New York (each contractual choice of law clause being referred to as a “Chosen-Law Provision”). Except to the extent addressed in paragraph 6 below, no opinion is given herein as to any Chosen-Law Provision or otherwise as to the determination of which jurisdiction’s law a court or other tribunal may apply to the transactions contemplated by the Transaction Documents.

We express no opinion as to the enforceability of any particular provision of any of the Transaction Documents relating to or constituting waivers of rights to object to jurisdiction or venue, consents to jurisdiction or venue, or waivers of rights to (or methods of) service of process, except to the extent that such waivers or consents are made enforceable by New York General Obligations Law Section 5-1402, as applied by a New York State court.

Based upon and subject to the foregoing, we are of the opinion that

1.	The Common Stock included in the Units and the Purchase Option Units, when issued and sold in accordance with and in the manner described in the Registration Statement and related Prospectus, will be duly authorized, validly issued, fully paid and non-assessable.

2.	Each Warrant included in the Units and the Purchase Option Units, when issued and sold in accordance with and in the manner described in the Registration Statement and related Prospectus, will constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by

Transforma Acquisition Group Inc.

November 15, 2006

applicable bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws affecting creditors’ rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

3.	The Purchase Option, when issued and sold in accordance with and in the manner described in the Registration Statement and related Prospectus, will constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as rights to indemnity under the Purchase Option may be limited by applicable laws and except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws affecting creditors’ rights, and subject to general equity principles and to limitations on availability of equitable relief, including specific performance.

4.	The Common Stock, when issued and paid for upon exercise of the Warrants as contemplated by the Warrant Agreement, the Registration Statement and related Prospectus, will be duly authorized, validly issued, fully paid and nonassessable.

5.	The Units, when issued and paid for as contemplated by the Registration Statement and the related Prospectus, will be duly authorized, validly issued, fully paid and nonassessable.

6.	Each Chosen-Law Provision is enforceable in accordance with New York General Obligations Law Section 5-1401, as applied by a New York State court or a federal court sitting in New York and applying New York choice of law principles, except to the extent provided in Section 8-110 of the New York Uniform Commercial Code.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and the reference to us under the heading “Legal Matters” in the related Prospectus.

Sincerely yours,

BINGHAM McCUTCHEN LLP

Transforma Acquisition Group Inc.

18,750,000 Units

UNDERWRITING AGREEMENT

dated                 , 2006

Bane of America Securities LLC

CRT Capital Group LLC

(uu) Statistical and Market Related Data. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical and market-related data included in the Disclosure Package and the Prospectus is not reliable and accurate in all material respects.

(vv) Any certificate signed by an officer of the Company and delivered to the Underwriters or to counsel for the Underwriters shall be deemed to be a representation and warranty by the Company to each Underwriter as to the matters set forth therein.

SECTION 2. Purchase, Sale and Delivery of the Units.

(a) The Firm Units. On the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Company agrees to sell and issue to the Underwriters and the Underwriters agree, severally and not jointly, to purchase from the Company the respective number of Firm Units set forth opposite their names on Schedule A. The purchase price per Firm Unit to be paid by the several Underwriters to the Company shall be $7.72 per Unit.

(b) The Closing Date. Delivery of certificates for the Firm Units to be purchased by the Underwriters and payment therefor shall be made at the offices of Sidley Austin LLP, at 787 Seventh Avenue, New York, New York (or such other place as may be agreed to by the Company and the Underwriters) at 9:00 a.m. (Eastern time) on [INSERT CLOSING DATE], or such other time and date not later than 1:30 p.m. (Eastern time) on [INSERT DATE TEN DAYS FOLLOWING CLOSING DATE], as the Underwriters shall designate by notice to the Company (the time and date of such closing are called the “Closing Date”).

(c) The Optional Units; the Subsequent Closing Date. In addition, on the basis of the representations, warranties and agreements herein contained, and upon the terms but subject to the conditions herein set forth, the Company hereby grants an option to the several Underwriters to purchase, severally and not jointly, up to an aggregate of 2,812,500 Optional Units from the Company at the purchase price per Unit to be paid by the Underwriters for the Firm Units. The option granted hereunder may be exercised at any time and from time to time upon notice by the Underwriters to the Company, which notice may be given at any time within [30] days from the date of this Agreement. Such notice shall set forth (i) the aggregate number of Optional Units as to which the Underwriters are exercising the option, (ii) the names and denominations in which the certificates for the Optional Units are to be registered and (iii) the time, date and place at which such certificates will be delivered (which time and date may be simultaneous with, but not earlier than, the Closing Date; and in such case the term “Closing Date” shall refer to the time and date of delivery of certificates for the Firm Units and the Optional Units). Each time and date of delivery, if subsequent to the Closing Date, is called a “Subsequent Closing Date” and shall be determined by the Underwriters and shall not be earlier than three nor later than five full business days after delivery of such notice of exercise. If any Optional Units are to be purchased, each Underwriter agrees, severally and not jointly, to purchase the number of

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